February 17, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey Riedler
Assistant Director
Division of Corporation Finance

	Re:	USMD Holdings, Inc. (the “Company”)
Registration Statement on Form S-4 (333-171386)

Dear Mr. Riedler:

On behalf of the Company, we have reviewed your comment letter dated January 19, 2011 regarding the above-referenced filing and respectfully request the Staff to consider the following items relevant to such filing:

General

1.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of USMD and Ventures through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of USMD and Ventures.

RESPONSE: The Company will file any such written instructions, scripts, outlines or other soliciting material.

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate e changes in accordance with our comments.

RESPONSE: The Staff’s comment is noted.

Letter to the Shareholders of USMD Inc. . .. , page 1

3.	We note your cross reference to the “Risk Factors” section. Please include the page number for the Risk Factors section.

February 17, 2011

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on pages 1 and 44, where a reference to the “Risk Factors” section has been made.

Questions and Answers about the Special Meetings and the Contribution, page 10

Q. What steps did Ventures take to alleviate any potential conflicts of interest . . . , page 11

4.	Please include a separate question and answer discussing what steps USMD took to alleviate any potential conflicts of interests. To the extent that no steps are taken, please disclose the reason for not taking such steps. Please provide similar disclosure on page 48 under the heading “Interested Directors.”

RESPONSE: A separate question and answer discussing the steps USMD took to alleviate any potential conflicts of interests is included on page 12 of Amendment No. 1 to the Form S-4 and similar disclosure has been provided on page 48 under the heading “Interested Directors.”

Summary, page 15

Transaction Consideration and Adjustments, page 16

5.	We note that Ventures will exchange all the equity shares of its wholly-owned subsidiary UANT as part of the assets it will contribute to Holdings. Please disclose the remaining assets that Ventures will contribute to Holdings in the transaction.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 16.

Risk Factors, page 16

6.	Please expand your bulleted list of risk factors to disclose that after the Contribution, Ventures is expected to own 94% of your outstanding common stock, which will limit the ability of other shareholders to influence corporate matters.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 16.

Interest of the Managing Partner of Ventures and of the Directors and Officers of USMD in the Transaction, page 19

7.	Please quantify the ownership percentage and partnership interest that Dr. John House has in USMD and Ventures, respectively. Also, disclose the entity that has the controlling interest in USMD and Ventures.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 20 in response to the Staff’s comment to disclose the ownership percentage and partnership interest held by Dr. House in USMD and Ventures, respectively.

February 17, 2011

With respect to the Staff’s comment regarding disclosure of the entity that has controlling interest in USMD and Ventures, no entity has a controlling interest in USMD or Ventures. Approximately 65 shareholders currently hold shares of USMD common stock. The largest shareholder, Dr. John House, USMD’s chairman and CEO, beneficially owns approximately 19% of USMD’s common stock. Ventures is currently owned by approximately 44 partners who each own a 1.4% to 2.4% partnership interest in Ventures. Dr. House, its managing partner, owns a 2.4% percentage interest in Ventures.

Effective Time of Transaction, page 20

8.	On page 11 you disclose that the consummation of the Contribution will occur immediately after the special meetings of USMD shareholders and Ventures partners. On page 20 you disclose that the Contribution will be effected on or prior to July 1, 2011. Please revise your disclosure to provide consistent disclosure as to when the Contribution will take place.

RESPONSE: The Company has revised the language on pages 12 and 63 of Amendment No. 1 to the Form S-4 to indicate that the Contribution will be effected on or prior to July 1, 2011.

Anticipated Accounting Treatment, page 20

9.	You disclose that the merger transaction will be accounted for by the purchase method of accounting. Please explain how you determined that the purchase method is the appropriate accounting treatment for the merger transaction. In your response please tell us what consideration was given to the guidance provided by ASC 805-50-15-6 and ASC 805-50-30 Business Combinations. Refer also to the guidance in paragraph 3 of EITF 02-5.

RESPONSE: USMD applied the provisions of ASC 805 in determining whether the purchase method of accounting was appropriate for the acquisition of UANT and Ventures. The analysis included an evaluation of common control as specified in the ASC topic, and as further defined by EITF 02-5.

USMD believes the acquisition of UANT and Ventures qualifies as a business combination as defined by the ASC topic, as the transaction will give the acquirer, USMD, control over the businesses of UANT and Ventures. USMD reviewed the common control transactions specified by ASC 805-50-15-6 (a)-(f), and concluded those items did not describe the nature of the merger and do not apply. In addition, as outlined in EITF 02-5, paragraph 3, which clarified common control definitions under SFAS 141, common control exists only in the following situations, none of which were present in respect to USMD’s acquisition of UANT and Ventures:

1.	An individual or enterprise holding more than 50% of the voting ownership interest of each entity. No individual or enterprise holds more than 50% of the voting ownership interest of USMD, UANT or Ventures.

February 17, 2011

2.	Immediate family members holding more than 50% of the voting ownership interest of each entity. There are no immediate family members in any of the entities who meet the definition of “immediate family members” as specified by the EITF.

3.	A group of shareholders holding more than 50% percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concern exists. There is no group of shareholders who hold more than a 50% interest in USMD, UANT or Ventures who are contractually bound, by agreement or written evidence, to vote their shares together.

As USMD obtained control of UANT and Ventures, and common control was not applicable, USMD concluded that purchase accounting was appropriate for the acquisition of UANT and Ventures by USMD. As USMD is the predecessor entity of Holdings, the assets of liabilities of USMD were transferred at book value.

10.	USMD Holdings, Inc. appears to be a shell company that, after the Contribution, will continue the business operations of USMD, UANT and Ventures. Disclosures state that the former Ventures partners will receive a total of 9,339,061 shares of the 10,000,000 common stock shares to be issued by Holdings in the transaction. Based on this, please provide your analysis of how you determined that this transaction is an acquisition by USMD of the Venture businesses with what appears to be Holdings as the surviving entity. Also, provide your analysis of which entity’s former owners will have the controlling interest and hold the majority shares in Holdings after the Contribution. In addition, please tell us why you do not believe that USMD Holdings, Inc. is the accounting acquirer taking into consideration the $30 million note that will be issued by Holdings Inc. Please evaluate the guidance in ASC 805-10-55-15 in your analysis.

RESPONSE: Ventures is expected to receive approximately 9.3 million of the 10 million shares of Holdings common stock to be issued as consideration for the Contribution, but not all of these shares will be beneficially owned by the original Ventures partners. A limited number of USMD shareholders (each of whom is an accredited investor) intend to hold their shares of Holdings common stock indirectly through an interest in Ventures. To achieve this result, the contribution of USMD common stock to Holdings made by these USMD shareholders will be first contributed to Ventures in exchange for partnership interests in Ventures, and then contributed by Ventures to Holdings in exchange for shares of Holdings common stock.

Had the Contribution occurred on December 31, 2010, the USMD shareholders and Ventures would have been allocated 5,810,982 shares (or 58.1%) and 4,189,018 shares (or 41.9%), respectively, of the 10,000,000 shares of Holdings common stock issued in connection with the Contribution. However, Ventures would have been issued a total of 9,382,571 shares of Holdings common stock, which would have consisted of (i) 4,189,018 shares it would have received for the contribution of its assets to Holdings (these shares will be held by Ventures for the benefit of the original Ventures partners), (ii) 482,893 shares it would have received as a result of its 8.31% ownership interest in USMD (these shares will be held by Ventures for the benefit of the original Ventures partners) and (iii) 4,710,660 shares it would have received from those USMD shareholders who elected to contribute to Holdings indirectly through Ventures (these shares will be held by Ventures for the benefit of the former USMD shareholders). The USMD shareholders who contributed indirectly through Ventures would have beneficially owned approximately 50.2% of the Ventures partnership interests, and the original Ventures partners would have beneficially owned approximately 49.8% of the Ventures partnership interests. As a result, the former USMD shareholders will beneficially own a majority of the Ventures partnership interests and the Holdings common stock.

February 17, 2011

USMD applied the provisions of ASC 805 in determining that the Contribution is an acquisition by USMD of the UANT and Ventures businesses, with Holdings as the surviving entity. In reviewing the relevant guidance, including ASC 805-10-55-10 through ASC 805-10-55-15, USMD noted that the former USMD shareholders will have majority interests in Ventures and in Holdings after the Contribution, as noted above. Further, five of the six members of the board of directors of Holdings are the current members of the USMD board of directors. Finally, while the CEO of Holdings currently serves as the CEO of USMD, UANT and Ventures, the CFO, three divisional presidents and CAO of USMD will serve in those functions as officers of Holdings, and the person who provides legal services to USMD will serve as General Counsel of Holdings. Holdings is in the process of hiring a COO who will oversee all of the UANT and Ventures businesses. Based upon these factors and after review of the guidance, USMD determined that USMD is the accounting acquirer of the UANT and Ventures businesses.

In addition, USMD reviewed the relevant guidance, including ASC 805-10-55-10 through ASC 805-10-55-15, and determined that Holdings is not the accounting acquirer because Holdings was formed solely to effect a business combination and is not, and will not be prior to the Contribution, involved in any significant pre-combination activities. Holdings was formed in May 2010 in anticipation of the Contribution to facilitate the business combination of USMD, UANT and Ventures. Holdings has no assets or liabilities and has not commenced operations. Holdings will not seek debt financing in order to consummate the Contribution or to issue the $30 million subordinated promissory note. Instead, Holdings will issue the $30 million note as maker to Ventures for the benefit of the original Ventures partners, and only upon the consummation of the Contribution. Currently, Holdings’ only obligation is to consummate the Contribution if all of the conditions to the closing have been met and Holdings does not anticipate commencing operations until the Contribution has been consummated. Based upon these factors and after review of the guidance, USMD determined that Holdings is not the accounting acquirer in this transaction.

Risk Factors, page 26

General

11.	Please include a new risk factor discussing that Holdings intends to qualify as a “controlled company” for purposes of the governance rules of the NYSE Amex. Please discuss how the governance roles are different for controlled companies.

February 17, 2011

RESPONSE: A new risk factor has been included in Amendment No. 1 to the Form S-4 on page 37.

If our consolidated subsidiaries and the health care providers we manage fail to . . . , page 26

12.	Please expand your disclosure to generally describe the term and termination provisions of the managed care contracts. Also, to the extent you are substantially dependent on any of these contracts, please describe the material terms of the contract in your filing and file a copy as an exhibit.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 26.

The deterioration in the collectability of accounts receivables . . . , page 28

13.	To the extent you have experienced a deterioration in the collection of accounts receivables, please disclose that fact and quantify the magnitude of such deterioration.

RESPONSE: None of the Company’s subsidiaries or the health care companies it manages have experienced deterioration in the collectability of their accounts receivable, and the Company has added such disclosure to the risk factor on page 28 of Amendment No. 1 to the Form S-4.

If we or our consolidated subsidiaries and the healthcare provides . . . , page 31

14.	Please expand your risk factor to disclose the limits of your professional malpractice liability insurance and general liability insurance.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 31.

We do not have exclusive control over the distribution of revenues . . . , page 31

15.	To the extent that revenues derived from your minority investments in entities that own and operate healthcare facilities are material, individually or in the aggregate, please identify such entities and quantify the associated revenues received.

RESPONSE: The language of the risk factor on page 32 of Amendment No. 1 to the Form S-4 has been revised to disclose more accurately that the Company receives distributions of profits, not revenues, from the entities in which it has minority investments. The income the Company received as a result of distributions of profits from entities in which it has minority investments but does not control was approximately $1.4 million in aggregate for the nine months ended September 30, 2010 (as indicated in “Equity in income from nonconsolidated affiliates” on the Unaudited, Pro Forma, Condensed, Combined Statement of Operations of the Company of page 128 of Amendment No. 1 to the Form S-4). The Company evaluated the effect of such income on its financial statements and determined that none of its income from minority investments in entities that own and operate health care facilities is material, either individually or in aggregate.

February 17, 2011

New and proposed federal and state laws and regulatory initiatives relating to . . . , page 32

16.	Please revise your risk factor to expand your description of the “future federal legislation” that you anticipate will be enacted “that will significantly reform healthcare.”

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 33.

The concentration of our capital stock ownership with insiders . . . , page 37

17.	You disclose that Ventures is expected to own approximately 94% of Holdings’ outstanding common stock. On page 11, however, you disclose that if the contribution had been completed as of December 31, 2009, Ventures would have received 3,779,515 shares out of the total 10 million shares to be issued. Please revise your disclosure throughout the filing to clarify how many shares Ventures will own after the contribution, similar to the disclosure you have provided in the second full paragraph on page 61.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on pages 11, 16 and 38.

The lack of a public market for the equity interests . . . , page 39

18.	Please disclose any material changes to the results of operations or financial condition of USMD, UANT and Ventures subsequent to August 31, 2009 valuation.

RESPONSE: USMD and Ventures commissioned a new fairness opinion, which was performed by VMG Health and which is based upon actual financial information as of December 31, 2010, and has included such fairness opinion as Annex B in Amendment No. 1 to the Form S-4. There have been no material changes to the results of operations or financial condition of USMD, UANT or Ventures subsequent to the date of the new fairness opinion.

We will not close the Contribution . . . , page 39

19.	You disclose that you currently have shareholder equity in excess of $75 million. Please confirm that for purposes of the definition of “smaller reporting company” in Rule 12b-2 of the Exchange Act your public float is less than $75 million or, in the alternative, please tell us your basis for indicating on the cover page of your registration statement that you are a smaller reporting company.

RESPONSE: The disclosure regarding minimum shareholder equity in this risk factor relates to the requirement of the Stark Law “public company exception” that requires a company maintain minimum shareholder equity of $75 million, among other things, to qualify for the exception. This definition of minimum shareholder equity for Stark Law purposes is different from the minimum public float requirement of Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, which limits the “smaller reporting company” designation to companies with public float (held by non-affiliates) of less than $75 million.

February 17, 2011

While the Company has sufficient shareholder equity to meet the minimum shareholder equity requirement of the Stark Law “public company exception,” it also does not exceed the maximum public float requirements of a “smaller reporting company” of Rule 12b-2. A company can qualify as a “smaller reporting company” under Rule 12b-2 if, in the case of an initial registration statement under the Securities Act or the Securities Exchange Act for shares of its common equity, the company had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares.

Although the Company has pro forma shareholders’ equity in excess of $75 million, approximately 94% of the Company’s common stock will be held by Ventures. As such a significant shareholder, Ventures is an “affiliate” of the Company’s by virtue of its ability to direct or cause the direction of the management and policies of the Company, and, as such, the shares it holds are not included in the calculation of public float under Rule 12b-2. The Company estimates that total number of shares held by non-affiliates will be approximately 620,000, or approximately 6% of the outstanding shares. At an estimated initial trading price of $14.20 per share, the Company’s estimated public float is approximately $8.8 million, which is below the $75 million public float threshold.

USMD and Ventures have incurred and will continue to incur . . . , page 40

20.	To the extent material, please disclose the estimated total transaction costs of the Contribution.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 40.

USMD and Ventures may waive one or more of the conditions . . . , page 41

21.	Please expand your risk factor to provide a summary of the specific conditions to which you refer.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 42.

Forward-Looking Statements, page 43

22.	Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. A company that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 at the time a forward-looking statement is made cannot avail itself of the protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934.

February 17, 2011

RESPONSE: The identified language on page 43 of the Form S-4 has been deleted from Amendment No. 1 to the Form S-4.

The Special Meeting of Ventures Partners, page 44

Solicitation of Proxies, page 45

23.	To the extent the solicitation will be made by specially engaged employees or paid solicitors, please provide the disclosure required by Item 4(a)(3) of Schedule 14A. To the extent applicable, please provide similar disclosure for USMD on page 48.

RESPONSE: Both Ventures and USMD intend to make their proxy solicitations through the use of mails or pursuant to Rule 14a-16 of the Schedule 14A, and neither intends to use specially engaged employees or paid solicitors in its proxy solicitation for which disclosure pursuant to Item 4(a)(3) of Schedule 14A would be required.

Recommendations of USMD Board of Directors, page 51

24.	Please expand your disclosure in this paragraph and in every other place where you have the recommendation of USMD’s Board of Directors to disclose that all the directors are considered interested directors.

RESPONSE: Three of the five directors on the USMD board of directors are considered interested directors under the Texas Business Organizations Code. Responsive language is included in Amendment No. 1 to the Form S-4 on pages 4, 13, 19 and 51.

The Transaction, page 52

Background of the Transaction, page 52

25.	Please consider including disclosure in this section that would point the reader to the organizational chart on page 73.

RESPONSE: A reference to the organizational chart has been included in Amendment No. 1 to the Form S-4 on page 56.

26.	We note that the valuation of USMD, UANT and Ventures is as of August 31, 2009. Please discuss why the parties to the Contribution felt that it was not necessary to obtain more current valuations of those entities. Also, please discuss whether any material changes in USMD’s, UANT’s or Ventures’ operations, performance or in any of the projections or assumptions upon which VMG Health based its opinion have occurred or are anticipated to occur before the completion of the Contribution.

February 17, 2011

RESPONSE: The Company has obtained a new fairness opinion from VMG Health based on financial information as of December 31, 2010. No material changes in USMD’s, UANT’s or Ventures’ operations, performance or in any of the projections or assumptions upon which VMG Health based its fairness opinion are anticipated to occur before the completion of the Contribution.

Fairness Opinion of VMG Health, page 56

27.	To the extent VMG Health prepared briefing materials or other information to be presented to the board of directors of USMD or UANT, or to the Managing Partner of Ventures, please file a copy of those briefing materials as exhibits to your registration statement.

RESPONSE: The Company has filed, as Exhibit 99.3 to Amendment No. 1 to the Form S-4, all briefing materials and other information to be presented to the board of directors of USMD or UANT, or to the managing partner of Ventures.

Background of the Engagement, page 56

28.	To the extent any portion of the fee payable-to VMG Health is contingent upon the consummation of the Contribution, please disclose that fact and quantify the portion of the fee that is contingent on the consummation of the Contribution.

RESPONSE: No portion of the fee payable to VMG Health is contingent upon the consummation of the Contribution. The Company has disclosed this information about VMG Health’s fees on pages 56 and 57 of Amendment No. 1 to the Form S-4.

Financial Analysis Performed, page 59

29.	Please include a new risk factor that discusses that your financial advisor was able to rely only on the discounted cash flow analysis in order to determine the valuations of USMD, UANT and Ventures.

RESPONSE: A new risk factor has been included in Amendment No. 1 to the Form S-4 on pages 39 and 40.

30.	The fairness opinion in Annex B indicates that VMG Health analyzed the value of USMD, UANT and Ventures “based upon the Cost Approach, Market Approach, and Income Approach.” Please tell us whether these tests are the same as the ones described under the headings “Guideline Company Method,” “Merger and Acquisition Method” and “Discounted Cash Flow Analysis.” Otherwise, please describe the Cost Approach, Market Approach, and Income Approach in your filing.

RESPONSE: The methods of analysis identified in the new VMG Health fairness opinion as the “Cost Approach,” the “Market Approach – Guideline Company Method,” “Market Approach – Merger and Acquisition Method” and the “Income Approach – Discounted Cash Flow Analysis “are the same methods of analysis as those described under the same headings in Amendment No. 1 to the Form S-4. The Company has modified the headings of and disclosures in such sections on pages 59 through 61 in Amendment No. 1 to the Form S-4 to make the titles used in the filing consistent with the titles used in the fairness opinion.

February 17, 2011

Discounted Cash Analysis, page 60

31.	Please disclose the financial forecasts and estimates relating to USMD, UANT and Ventures for the fiscal years 2010 through 2014 that were prepared by managements of USMD, UANT and Ventures. This information is material to understand the discounted cash flow analysis performed by VMG Health.

RESPONSE: Management did not provide financial forecasts to VMG Health on an aggregate or consolidated basis. Instead management provided financial forecasts and estimates for the fiscal years 2011 through 2015 for each individual business unit and each investment in partnership interests, such that there were 34 sets of financial forecasts and estimates that VMG Health reviewed in connection with its fairness opinion. VMG Health analyzed and valued each of the business units and investments of USMD, UANT and Ventures separately, considering the characteristics and unique risks of each business unit and investment. These 34 financial forecasts contain hundreds of pages of information that would be difficult for an investor to review and analyze. In addition to the voluminous nature of the financial forecasts, investors may be confused by the various sets of financial forecasts because none of the 34 financial forecasts tie to any consolidated financial statements or to any particular line item within the financial statements. The Company has revised the disclosure on page 58 of Amendment No. 1 to the Form S-4 to indicate that VMG Health reviewed the financial forecasts for each disparate business unit and partnership investment, but did not review the financial forecasts on an aggregate or consolidated basis.

32.	Please disclose VMG Health’s conclusions regarding the value of USMD, UANT and Ventures based on their discounted cash flow analysis and elaborate on the rationale for using a discount rate that ranged from 15-20%.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on pages 60 and 61.

33.	We note that VMG Health has provided in the past and is currently providing valuation and financial advisory services to USMD, UANT and Ventures. Please provide a quantitative description of the fees paid or to be paid to VMG Health and its affiliates by USMD, UANT and Ventures.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 57.

February 17, 2011

Transaction Consideration and Adjustments, page 60

34.	Please quantify the value of the contributions to Holdings that will be made by Ventures, UANT and USMD as determined by the valuation conducted by VMG Health as of August 31, 2009.

RESPONSE: The value of the contributions made by the USMD shareholders and by Ventures to Holdings was not determined by VMG Health but was determined by the parties to the Contribution Agreement. VMG Health provided a fairness opinion that the relative allocation of the consideration to be received by the USMD shareholders and Ventures was fair, from a financial point of view, to such USMD shareholders and Ventures. The Company has quantified the value of the contributions on page 62 of Amendment No. 1 to the Form S-4.

35.	Please describe the nature of and quantify the amount of the deferred payment obligations to certain shareholders of USMD.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 62.

U.S. Federal Income Tax Consequences of the Transaction, page 62

36.	The bolded language in the first paragraph states that no opinion has been provided on the tax treatment of the Contribution or on any other tax matter. However, you have filed as Exhibit 8.1 a tax opinion. Please revise your disclosure to eliminate this inconsistency.

RESPONSE: The identified language on page 63 of the Form S-4 has been deleted in Amendment No. 1 to the Form S-4.

General, page 62

37.	Please revise the language in this section to expressly state that the discussion of the tax consequences of the Contribution and the investment in Holdings is the “opinion” of counsel.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 63.

Information about the Companies, page 73

38.	Please revise your organizational chart to disclose the approximate percentages that each of USMD shareholders and Ventures will own after the Contribution.

RESPONSE: An updated organizational chart has been provided on page 75 of Amendment No. 1 to the Form S-4.

February 17, 2011

Industry Overview, page 74

39.	Please revise your disclosure throughout this section to disclose the sources for the numerical data (for example, 150 million patients are diagnosed with UTI yearly, direct cost of incontinence in the United States alone approaches 16 billion dollars, etc.).

RESPONSE: The sources of the numerical data included in the section entitled “Industry Overview” beginning on page 76 have been included in Amendment No. 1 to the Form S-4.

Business of UANT and Ventures, page 80

40.	We note that UANT and Ventures hold equity investments in a number of healthcare services businesses. We also note that on page 81 you identified those businesses. To the extent any of those businesses is material, please expand your disclosure to briefly disclose the nature of those businesses. If you believe none of those businesses is material, please tell us why.

RESPONSE: The Company has provided additional disclosure of the nature of the businesses in which UANT and Ventures hold equity investments on page 83 of Amendment No. 1 to the Form S-4.

Management’s Discussion and Analysis

Results of Operations, page 92

41.	Please revise the table and discussion in results of operations, cash flows, and liquidity and capital resources to present the historical financial statements of USMD. Pro forma information may be presented as supplemental information, but should not be more prominent than the historical financial information.

RESPONSE: The tables and discussion of results of operations, cash flows and liquidity have been revised on pages 94 through 96, 100 and 101 of Amendment No. 1 to the Form S-4 in response to the Staff’s comments, and certain pro forma information, tables and discussion have been added beginning on pages 98 and 104 of Amendment No. 1 to the Form S-4.

42.	Please explain the nature of the Hospital Management Revenue in the nine months ended September 30, 2010. Clarify if you are receiving management fees from THR or what changed in the nine months ended September 30, 2010.

RESPONSE: The line item “Hospital Management Revenue” has been replaced with the line item “Management Services Revenue.” This new line item includes all management services revenue, including hospital management revenue and an explanation of this line item is included on pages 95 and F-34 of Amendment No. 1 to the Form S-4. USMD believes consolidated presentation of management services revenue is better aligned with USMD’s business model than presenting management services revenue within several line items.

February 17, 2011

Critical Accounting Policies and Estimates, page 99

43.	Please clarify in the filing that the assumptions used in the “Effect if Actual Results Differed from the Assumptions” are based on changes that are reasonably likely to occur in the future. Also please revise the sensitivity analyses presented for UANT beginning on page 115.

RESPONSE: The Company has indicated in Amendment No. 1 to the Form S-4 on pages 106 and 120 that the assumptions are based on changes that are reasonably likely to occur in the future. Further, the Company has revised the sensitivity analysis presented for UANT on page 121.

Pro Forma Financial Data for Holdings, page 120

44.	We note the common stock shares represented in the unaudited pro forma condensed combined balance sheet are those of USMD, Inc. Please tell us how you determined the common stock shares that should be presented in the pro forma financials. Clarify how you have reflected issuance of the 10,000,000 shares by Holdings in the pro forma information. Also please clarify how many shares of USMD Holdings Inc. will be outstanding after the transaction.

RESPONSE: The Company has corrected the unaudited pro forma condensed combined balance sheet on page 127 of Amendment No. 1 to the Form S-4 to present the effect of the Contribution and of purchase accounting on shares of Holdings common stock, and has updated the associated explanatory footnote (F) on page 130 accordingly.

45.	Please revise to include a column for financial information of USMD Holdings, Inc. and provide the audited financial statements or explain why that information is not required. If USMD Holding, Inc. has not commenced operations and has no (or nominal) assets or liabilities, please state that fact and discuss any contingent liabilities and commitments in detail.

RESPONSE: Responsive language is included in Amendment No. 1 to the Form S-4 on page 126.

46.	With regards to note F to the pro forma financials, please provide a breakout of what is included in other assets. Disclose the amortization period for each amortizable asset and provide an adjustment to the pro forma income statements as appropriate. Tell us what consideration was given to the guidance in ASC 805-20-25-10 in identifying intangible assets.

RESPONSE: On page 130 of Amendment No. 1 to the Form S-4, note (F) has been modified to present a breakout of what is included in other assets, including the amortization period of the amortizable assets. On pages 128 and 129 of Amendment No. 1 to the Form S-4, a pro forma adjustment has been presented for the estimated amortization of the amortizable intangible assets. USMD considered the guidance in ASC 805-20-25-10 in identifying intangible assets and these adjustments were based on that and other relevant guidance.

February 17, 2011

47.	With regards to note G to the pro forma financials, please revise the income statement effect for the periods ending December 31, 2009 and September 30, 2010 as the amounts appear to be transposed. It appears that the $500 is the effect on the income statement for the period ending December 31, 2009 and $375 is for the period ending September 30, 2010.

RESPONSE: Based on guidance issued by the Commission, the Company has eliminated the pro forma adjustment contained in note G to the pro forma financials on pages 128 and 129 of Amendment No. 1 to the Form S-4, but has replaced such information with a new pro forma adjustment that reflects the non-recurring direct transactions costs of the Contribution.

48.	Refer to note H. Please tell us why you believe reclassifying the distributions to salaries and benefits is factually supportable and will have a continuing impact on the company pursuant to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE: Currently, the UANT physicians receive professional services-based compensation in the form of distributions from UANT. After the consummation of the Contribution, these physicians will no longer receive such distributions from UANT and will instead become employees of UANT who will receive this professional services-based compensation in the form of W-2 wages.

The Company reclassified these professional services-based distributions to salaries and benefits to reflect properly the increase in salaries and wages that will occur as a result of the consummation of the Contribution. The pro forma reclassified amounts are directly attributable to the transaction since if the Contribution did not occur, these physicians would continue to own and operate UANT separately and would continue to receive compensation from UANT in the form of distributions. The pro forma adjustment is expected to have a continuing impact on the Company, as future amounts payments made to physician employees of Holdings will be classified as salaries and benefits expense. The pro forma adjustments are factually supportable as they approximate the actual professional services-based amounts historically distributed for the periods presented.

49.	Please include adjustments in the pro forma information for the deconsolidation of USMD Arlington and USMD Fort Worth. Refer to Rule 11-01(a) of Regulation S-X. Also, it appears that the gain on deconsolidation and sale should be eliminated in the pro forma adjustments.

RESPONSE: An additional column has been added to the pro forma unaudited combined consolidated Statement of Operations on pages 128 and 129 in Amendment No. 1 to the Form S-4 to present the effects of deconsolidation of the hospitals, including the elimination of the gain on deconsolidation.

50.	Please revise the USMD Inc. and UANT historical balance sheets to agree with the balance sheet provided in the filing on pages F-30 and F-54. Any adjustments should be presented as pro forma adjustments. Also, please revise the historical Statements of Operations for USMD to agree to the financial information presented on page F-31. Revise throughout the filing as necessary.

February 17, 2011

RESPONSE: The Company has revised the historical balance sheets of USMD and UANT on page 127 of Amendment No. 1 to the Form S-4 to agree with the historical balance sheets on pages F-30 and F-55. No pro forma adjustments are present other than those presented in the pro forma adjustments column. The Company has also revised USMD’s historical statements of operations on page 128 of Amendment No. 1 to the Form S-4 to agree to the presentation on page F-31. Finally, the Company revised the summary financial data of USMD on page 23 in Amendment No. 1 to the Form S-4 to agree with the data for USMD in the F-pages.

51.	Undistributed earnings or losses of the partnership should be reclassified to paid-in capital in the pro forma statements. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporate entity. Refer to Staff Accounting Bulletin 4:B.

RESPONSE: On page 127 of Amendment No. 1 to the Form S-4, the presentation of undistributed earnings or losses has been revised as requested and explanatory disclosure of this line item has been presented on page 130.

52.	Please provide an adjustment for income taxes for the effect of the adjustments to the pro forma information. In addition, since UANT was previously a limited partnership, please provide an adjustment to income taxes as if the partnership had been incorporated.

RESPONSE: Adjustments for income taxes have been presented on pages 128 and 129 of Amendment No. 1 to the Form S-4, and explanatory disclosure of this line item has been presented on page 130.

Holdings Executive Compensation, page 130

Severance and Change of Control Benefits, page 131

53.	To the extent you finalize severance agreements with your executive officers prior to the effectiveness of this registration statement, please file copies of those agreements as exhibits and describe the material terms of the agreements in your filing.

RESPONSE: The Staff’s comment is noted. As of the date of this letter, the Company has not entered into severance agreements with any of its executive officers.

Transactions with Related Persons, page 131

54.	Please file as exhibits copies of any notes relating to USMD’s indebtedness with Dr. House and Dr. Thompson.

February 17, 2011

RESPONSE: The Staff’s comment is noted. The two notes were filed as part of Exhibits 10.2 and 10.4; however, the Company has clarified the information in the Exhibit Index in Amendment No. 1 to the Form S-4 to indicate more accurately that the notes have been included as part of the exhibits.

Experts, page 146

55.	We note the number of Holdings’ common stock shares to be issued to the USMD shareholders and Ventures’ partners is based on the relative fair value of their contributions as of August 31 ,2009 as determined by Value Management Group, LLC d/b/a VMG Health. The fairness opinion report issued by VMG Health is included at Annex B. Your reference to valuation work performed by VMG Health used to determine relative fair values and inclusion of their report constitutes that of an expert. Please name VMG Health in the Experts section of the Form S-4. Additionally, please file a consent from the valuation expert for the use of the expert’s name and findings in your exhibits.

RESPONSE: As noted in the Company’s response to other comments and as reflected throughout Amendment No. 1 to the Form S-4, USMD and Ventures jointly determined that the fairness opinion from VMG Health dated September 8, 2010 (and based on financial information as of August 31, 2009) had become stale. As a result, the parties engaged VMG Health to prepare a new fairness opinion based upon financial information as of December 31, 2010. For purposes of preparing its new fairness opinion, VMG Health separately valued each of the 34 individual business units and investment entities which comprise the businesses of USMD, UANT and Ventures.

In negotiating the Contribution Agreement, USMD and Ventures utilized some of the financial analysis developed by VMG Health as one of the building blocks for determining the relative allocation of shares of Holdings to be issued to the USMD shareholders and Ventures partners. However, the parties also relied on items such as working capital balances and levels of indebtedness for purposes of determining these allocations.

Pursuant to the guidance provided by Question 233.02 of the Compliance and Disclosure Interpretations of the SEC, if, among other things, the registration statement provides disclosure that attributes the purchase price allocation figures to the registrant and not a third party expert, then the registrant is not required to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant. None of the disclosures in Amendment No. 1 to the Form S-4 attribute the purchase price allocation figures to VMG Health. Further, the Form S-4 does not quote or summarize any of the 34 valuations which VMG Health prepared. Accordingly, neither Holdings nor VMG Health believe that VMG Health would be deemed to be an expert for purposes of the registration statement nor would it be required to provide a consent pursuant to Rule 436.

February 17, 2011

Financial Statements for USMD Inc. and Subsidiaries

Note 1 – Organization and Nature of Operations, page F-7

56.	We note that USMD has a 5% interest in USMD Arlington Hospital, a 20% partnership in USMD Fort Worth Hospital, beneficially holds a 100% interest in the general partners of both of the hospitals, and manages the hospital operations pursuant to long-term contractual management agreements. Please demonstrate your basis for consolidating USMD Arlington Hospital and USMD Fort Worth Hospital with the USMD financials. In your response, consider the criteria set forth in ASC 810-10-15, Consolidation-Variable Interest Entities and Consolidation of Entities Controlled by Contract. Also, refer to ASC 810-20-25.

RESPONSE: USMD originally applied the provisions of EITF 04-5 (as later adopted by ASC 810) in determining whether partnerships in which USMD had a limited and/or general partnership interest should be consolidated. For the years ended December 31, 2009, 2008 and 2007, USMD consolidated USMD Arlington Hospital and USMD Fort Worth Hospital, as USMD was the sole general partner and controlled both partnerships.

According to the consolidation guidance provided by ASC 810-20-25 and FASB Emerging Issues Task Force Issue No. 04-5: Investor’s Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights, consolidation is appropriate where a sole, wholly-owned, general partner has control of a partnership, regardless of ownership percentage. Control is presumed where:

•	The limited partners do not have substantive participating rights, individually or in the aggregate.

•	The limited partners do not have the ability to dissolve the limited partnership.

•	The limited partners do not have “kick out” rights and cannot remove the general partner.

Prior to March 1, 2010, USMD determined the limited partners of USMD Arlington Hospital and USMD Fort Worth Hospital did not have substantive participating rights, individually or in the aggregate, in the management of either partnership. USMD, which was the sole owner of the general partners, had the sole right to recommend certain actions to the executive committee including: distributions of profits to partners; hiring and termination of the key members of management, including the CEO, CFO and CNO; and the approval of operating and capital budgets for the partnerships.

Under the governing documents of both USMD Arlington Hospital and USMD Fort Worth Hospital, the general partner may not take certain actions unless a majority in interest or, on certain matters, a super-majority in interest (defined as more than 50% and 80%, respectively) of the executive committee of such partnership consented to the action. However, USMD and its related parties had a majority of the voting interests of the executive committees. As a result, the limited partners could not, individually or in the aggregate, achieve a majority in interest vote without the votes of USMD or its related parties. In addition, the limited partners of both partnerships did not have the ability to dissolve the partnership nor did they have the ability to remove the general partner without the approval of a super-majority in interest of the executive committee, and the limited partners could not achieve such a super-majority without the votes of USMD or its related parties. Because USMD and its related parties had a majority of the voting interests of the executive committees, the required consent of the executive committees of the partnerships did not result in a substantive loss of control of the general partner.

February 17, 2011

In light of the limited rights granted to the limited partners in the partnership agreements for USMD Arlington Hospital and USMD Fort Worth Hospital, USMD determined that the limited partners did not have kick-out or substantive participating rights in the management of the partnerships to overcome the presumption of control by USMD, the general partner. Consequently, the consolidation of the hospital partnerships into the financial statements of USMD for fiscal years 2007 through 2009, and January 1, 2010 through February 28, 2010 was required.

USMD further determined that the hospital partnerships do not qualify as VIE’s based on the guidance provided by ASC-810-10-15. Neither USMD nor its subsidiaries participated in the design of the partnerships; the partnerships were not designed so that their activities are conducted on behalf of USMD; USMD has not provided more than half of the total equity, debt or any other form of financial support; and the activities of the partnerships are not primarily related to securitizations, other forms of asset-backed financings or single-lessee leasing arrangements.

Finally, USMD considered the provisions of ASC 810-10-15 Consolidation of Entities Controlled by Contract and determined that it does not meet all of the requirements of ASC 810-10-15-22 necessary to have a controlling financial interest in the hospitals. USMD, as the management entity, does not have exclusive authority over all decision making related to the ongoing, major or central operations of the hospitals. Further, USMD does not have the ability to unilaterally transfer or assign its partnership interest in the hospitals without the approval of the limited partners. As a result, USMD cannot use the provisions of ASC 810-10-15 as a basis upon which to consolidate the financial statements of the hospitals.

Note 15 - Subsequent Events

Loss of Control of Hospital Subsidiaries, page F-27

57.	Please tell us why you believe that you lost control over the subsidiaries and were required to deconsolidate. Specifically clarify why the criteria that required you to consolidate no longer existed after THR acquired additional shares of your subsidiaries and explain what changes to the partnership agreements were made and the effect of those changes. Tell us what clause in the agreement resulted in you overcoming the presumption that USMD, as the general partner, should consolidate USMD Arlington and USMD Fort Worth. Refer to ASC 810-20-25. Also consider the guidance in ASC 810-10-25-38A through 810-10-25-38G, 810-10-25-73, and 810-10-15-22.

February 17, 2011

RESPONSE: USMD determined that it was no longer permitted to consolidate the financial statements of USMD Arlington Hospital and USMD Fort Worth Hospital into its consolidated financial statements effective as of March 1, 2010, the date upon which THR acquired an aggregate 51% limited partnership interest in both USMD Arlington Hospital (from a 25% to 51% limited partnership interest) and USMD Fort Worth Hospital (from a 0% to 51% limited partnership interest) and the partnership agreements for both partnerships were amended to grant new and substantive participating rights to THR.

A company is generally not permitted to consolidate the financial statements of a partnership for which it is general partner if it does not control the partnership or if the limited partners of such partnership have substantive participating rights. Pursuant to ASC 810-20-25, a company should consider whether the limited partner has the ability to approve or block actions proposed by the general partner when determining whether such limited partner has received substantive participating rights.

Under the governing documents of both USMD Arlington Hospital and USMD Fort Worth Hospital, the general partner may not take certain actions unless a majority in interest or, on certain matters, a super-majority in interest (defined as more than 50% and 80%, respectively) of the executive committee of such partnership consented to the action. Prior to its acquisition of a 51% limited partnership interest in each partnership, none of the limited partners, including THR, had the ability to block an action of the executive committee of the partnerships because USMD and its related parties had a majority of the voting interests of the executive committees of the partnerships.

However, because THR now owns a 51% aggregate limited partnership interest in each of the partnerships, its appointees to the executive committees have a 51% voting interest on all matters before the executive committees. As a result, THR can now block any decision of the executive committee that requires approval by either a majority in interest or a super-majority in interest. The list of actions to which THR must now consent include:

•	making any distributions of cash or property to partners;

•	knowingly doing any act in contravention of the partnership agreement;

•	knowingly doing any act which would make it impossible to carry on the ordinary business of the partnership;

•	confessing a judgment against the partnership in excess of $50,000;

•	possessing partnership property, or assigning rights in specific partnership property, for other than a partnership purpose;

•	borrowing money or otherwise committing the credit of the partnership for partnership activities and voluntary prepayments or extensions of debt in an amount in excess of $50,000;

•	causing the partnership to voluntarily take any action that would cause a bankruptcy of the partnership;

•	selling or otherwise disposing of at one time partnership property with a market value in excess of $50,000;

February 17, 2011

•

incurring any debt or contract obligation in excess of $50,000, other than obligations in the ordinary and necessary conduct of the business of the partnership and consistent with the approved annual operating and capital budget of the partnership;

•	issuing a notice requesting additional capital contributions;

•	approving or amending managed care contracts to which the hospital is a party;

•	approving or amending the quality and/or risk management plans of the hospital;

•	approving the annual operating and capital budget of the partnership;

•	selecting and removing the public accountants for and the primary legal counsel to the partnership;

•	with certain exceptions, taking or consenting to any action the partnership is authorized to take or consent to under the bylaws of the board of directors of the hospital;

•	amending or modifying the governing document of the partnership;

•	hiring the chief executive officer, the chief financial officer or the chief nursing officer of the hospital owned by the partnership;

•	with certain exceptions, selling or otherwise disposing of at one time all or substantially all of the partnership property;

•	merging or consolidating with or into another limited partnership or other business entity, or entering into an agreement to do so; or

•	requiring a partner to personally guarantee loans and leases made to the partnership.

The new rights which THR has received as a result of its 51% limited partnership interest allow it to effectively participate in the decisions which occur as part of the ordinary course of business as defined by ASC 810-25-20-16, as they now have the ability to block actions proposed by the general partner. The Company believes these blocking rights are substantive.

Further, ASC 810-20-25 indicates that a limited partner has received substantive participating rights if, among other things, such limited partner has a role in selecting, terminating, and setting the compensation of management responsible for implementing the partnership’s policies and procedures. Upon THR’s acquisition of the limited partnership interests that occurred on March 1, 2010, both partnership agreements were amended to grant THR additional rights it did not have before. Specifically, the general partner of each hospital agreed to share with the THR the right to act on behalf of the partnership with regard to the termination of the chief executive officer, the chief financial officer or the chief nursing officer. Both the general partner and THR have the ability to terminate any such personnel without the consent of the other party. In addition, the general partner delegated to THR the authority to designate three members of the board of directors of each hospital. Finally, when THR increased its limited partnership interests in USMD Arlington Hospital and USMD Fort Worth Hospital in March, 2010, both entities entered into written managed care consulting contracts with THR pursuant to which THR was given the contractual authority to negotiate the terms and conditions of the hospitals’ managed care contracts with all third party health care insurance carriers, which comprise the vast majority of both hospitals’ revenues. As a result, the two hospitals are now part of the THR network of hospitals for contracting purposes.

February 17, 2011

Because THR’s consent is now required for certain actions of the partnerships by virtue of its ownership of 51% of the limited partnership interests of each hospital, because the partnership agreements of both hospitals were amended to provide THR with additional substantive participating rights in the hospitals and because THR has the sole and exclusive contractual right to negotiate the terms and conditions of all of the hospital’s contracts with third party insurance companies, USMD concluded that it was required to deconsolidate of the operations of USMD Arlington Hospital and USMD Fort Worth Hospital from the financial statements of USMD as of March 1, 2010.

USMD determined that the hospital partnerships do not qualify as VIE’s based on the guidance provided by ASC-810-10-15. Neither USMD nor its subsidiaries participated in the design of the partnerships; the partnerships were not designed so that their activities are conducted on behalf of USMD; USMD has not provided more than half of the total equity, debt or any other form of financial support; and the activities of the partnerships are not primarily related to securitizations, other forms of asset-backed financings or single-lessee leasing arrangements.

Finally, USMD considered the provisions of ASC 810-10-15 Consolidation of Entities Controlled by Contract and determined that it does not meet all of the requirements of ASC 810-10-15-22 necessary to have a controlling financial interest in the hospitals. USMD, as the management entity, does not have exclusive authority over all decision making related to the ongoing, major or central operations of the hospitals. Further, USMD does not have the ability to unilaterally transfer or assign its partnership interest in the hospitals without the approval of the limited partners. As a result, USMD cannot use the provisions of ASC 810-10-15 as a basis upon which to consolidate the financial statements of the hospitals.

USMD Condensed Consolidated Balance Sheet for the nine months ended September 30, 2010, page F-30

58.	Based on Note 4 - Goodwill on page F-14, $7,389,000 of the goodwill related to the Hospital Division, which appears based on “The Companies” on page 15 to relate to the two entities, USMD Arlington Hospital and USMD Fort Worth Hospital. Please tell us why goodwill has not decreased as a result of the deconsolidation of USMD Arlington Hospital and USMD Fort Worth Hospital in the nine months ended September 30, 2010.

RESPONSE: USMD owns USMD Hospital Division, a healthcare management company that owns limited partnership interests in and manages USMD Arlington Hospital and USMD Fort Worth Hospital. USMD originally owned approximately two-thirds of the equity interests in USMD Hospital Division, and acquired the remaining approximately one-third of equity interests, effective January 1, 2007, from the original holders. The goodwill reflected in Note 4 – Goodwill relates to this acquisition of minority interests. Neither USMD Arlington Hospital nor USMD Fort Worth Hospital had any goodwill that would have been deconsolidated.

February 17, 2011

UANT Financial Statements for the years ended December 31, 2009 and 2008

59.	Please tell us why only two years of financial statements have been presented in the filing. Refer to Form S·4, Item 17(b)(7) and consider the comment issued above regarding the accounting acquirer.

RESPONSE: Item 17(b)(7) of Form S-4 indicates that the Company must provide the disclosure required by Item 14a-3(b)(1) and (2) of the Proxy Rules. Under such rules, a company that would qualify as a “smaller reporting company” may provide the information required in Article 8 of Regulation S-X, in lieu of the information required by Item 14a-3(b)(1). Under Article 8 of Regulations S-X, a “smaller reporting company” need only file audited financial statements for the last two fiscal years, not the last three years.

UANT would qualify as a “smaller reporting company” based on the definition in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934. If a company’s public float is zero, then it can qualify as a “smaller reporting company” if its annual revenues were less than $50 million during the most recently completed fiscal year for which audited financial statements are available. The most recently completed fiscal year for which audited financial statements are available for UANT is the fiscal year ended December 31, 2009, and UANT’s revenues were approximately $43 million for such fiscal year. As a result, UANT would qualify as a “smaller reporting company” and is only required to provide audited financial statements for the last two fiscal years.

Annex B: Fairness Opinion of VMG Health

60.	We note the limitation on reliance by equity holders that the fairness opinion provided by VMG Health “was undertaken … for the sole benefit of the Board of Directors of USMD the Board of Directors of UANT, and the Managing Partner of Ventures,” to which appears in the last paragraph of page B-3 of the opinion. Please delete the language limiting reliance by shareholders. Alternatively, disclose the basis for the belief that shareholders cannot rely upon the opinion to support any claims against the financial advisors arising under applicable state law (for example. the inclusion of an express disclaimer in the financial advisors’ engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

February 17, 2011

RESPONSE: The language in the new opinion letter from VMG Health dated February 2, 2011, attached as Annex B to Amendment No. 1 to the Form S-4, has been revised in response to the Staff’s comments.

Item 21. Exhibits and Financial Statement Schedules, page II-2

61.	Please file a copy of the $30 million promissory note issued by Holdings to Ventures as an exhibit to the registration statement.

RESPONSE: The form of the $30 million subordinated promissory note expected to be executed into upon consummation of the Contribution is attached as Exhibit 4.7 to Amendment No. 1 to the Form S-4.

62.	Please file copies of USMD’s management agreements with USMD Arlington Hospital and USMD Fort Worth Hospital or provide us with a detailed analysis supporting your conclusion that you are not substantially dependent on those management agreements.

RESPONSE: The Company evaluated the revenue it derives from its management contracts with USMD Arlington Hospital and USMD Fort Worth Hospital and the effect of such revenue on its financial statements and determined that it is not substantially dependent on its management contract with either hospital. The revenues from the management contracts with USMD Arlington Hospital and USMD Fort Worth Hospital represent 9% and 4%, respectively, of Holdings’ pro forma condensed combined revenues, and do not represent the major part of the services Holdings provides or of its revenue. Consequently, the Company determined that it is not substantially dependent on its management contract with USMD Arlington Hospital or USMD Fort Worth Hospital.

Exhibit 8.1

63.	We note that the tax opinion states that “the statements regarding the U.S. federal income tax consequences of the Contribution set forth in the Registration Statement under the heading ‘U.S. Federal Income Tax Consequences of the Transaction’ are true in all material respects and describe all of the material U.S. federal income tax consequences of the Contribution.” Please revise this statement to expressly state that the statements under such heading are the “opinion” of counsel.

RESPONSE: Exhibit 8.1 has been revised to include language responsive to the Staff’s comment.

As requested by the Staff, we have enclosed with this letter an acknowledgement from the Company that the company is responsible for the adequacy and accuracy of the disclosures it has made.

Very truly yours,

Bruce H. Hallett

February 17, 2011

Enclosure

cc:	Chris Dunleavy

Chief Financial Officer

USMD Holdings, Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

Certificate

I, John House, the Chief Executive Officer and President of USMD Holdings, Inc. a Delaware corporation (the “Company”), do hereby certify as to the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In Witness Whereof, the undersigned has signed this Certificate this 17th day of February, 2011.

USMD Holdings, Inc.

By:	/s/ John House
John House
Chief Executive Officer and President